Exhibit 99.2

BGIN BLOCKCHAIN LIMITED Reports Unaudited Financial Results for the Six Months Ended June 30, 2025

SINGAPORE, Nov. 14, 2025 (GLOBE NEWSWIRE) -- BGIN BLOCKCHAIN LIMITED (“BGIN” or the “Company”; NASDAQ: BGIN), a digital asset technology company with proprietary cryptocurrency mining technologies and an innovator in cryptocurrency mining hardware and infrastructure, today released its unaudited financial results for the six months ended June 30, 2025 (“1H 2025”).

1H 2025 Financial Highlights

●	Total revenue was US$47.7 million, compared with US$144.5 million in the same period of 2024.

●	Mining revenue increased by 164.4% year-over-year to US$30.8 million.

●	Gross loss was US$6.3 million, compared with gross profit of US$84.8 million in the same period of 2024.

Management Commentary

“The first half of 2025 presented significant headwinds for the alternative crypto mining sector, primarily driven by a sharp decline in the market price of KAS coin,” said Mr. Allen Qingfeng Wu, Chief Executive Officer of BGIN. “This directly impacted the demand for our mining machines, which has historically been our primary revenue source. In response, we executed a strategic pivot, reallocating resources away from low margin mining pool revenue stream and significantly scaling our self-mining operations. This is reflected in our mining revenue, which grew by 164% to $30.8 million in 1H 2025, demonstrating our operational flexibility.”

Mr. Pengju Wang, Co-Chief Financial Officer of BGIN, added, “Our financial results for the period reflect the challenging market conditions, particularly the contraction in high-margin machine sales. However, we have taken decisive actions to preserve our strong liquidity position. Our focus remains on strategic capital allocation towards our proprietary R&D and mining farm investment, which we believe is the key to value creation and long-term competitiveness in this cyclical industry.”

1H 2025 Unaudited Financial Results

Total revenues were US$47.7 million, compared with US$144.5 million in the same period of 2024.

●	Mining revenue was US$30.8 million, an increase of 164.4% from US$11.6 million. This was primarily due to the Company’s expanded deployment of KAS mining machines, increasing the number of machines in operation.

●	Revenue from sales of mining machines was US$9.7 million, compared with US$94.9 million from the same period of 2024. The change was primarily due to the decrease in the market price of KAS, which resulted in significantly lower demand and the number of units sold (6,618 units sold in 1H 2025 vs. 47,252 in 1H 2024).

●	Revenue from hosting services was US$2.3 million, compared with US$2.1 million from the same period of 2024, remaining largely stable year-over-year.

●	Revenue from mining pool was US$4.8 million, compared with US$35.8 million from the same period of 2024. The change was due to the Company’s strategic decision in February 2025 to shift its mining pool operations primarily for internal use due to its lower gross profit margin and limited long-term strategic value.

Costs of revenue were US$54.0 million in 1H 2025, a decrease of 9.6% from US$59.7 million in 1H 2024. The decrease reflected lower costs of mining machine sales and mining pool costs, offset by a significant increase in self-mining costs, due to higher electricity rates and depreciation from the increased machine deployment.

Gross loss was US$6.3 million in 1H 2025, compared to a gross profit of US$84.8 million in the same period of 2024. The negative swing was primarily driven by the margin compression in machine sales and the gross loss from the scaled self-mining operations, where increased revenue was offset by even higher operational costs.

Operating costs and expenses were US$55.1 million in 1H 2025, an increase of 582.8% from US$8.1 million in the same period of 2024. The increase was primarily due to a US$19.1 million non-cash impairment charge on property and equipment, a US$13.3 million increase in the change in fair value of cryptocurrencies, and higher research and development and general and administrative expenses.

Basic & diluted net loss per share was US$0.56 in 1H 2025, compared to basic & diluted net income per share of US$0.59 in the same period of 2024.

About BGIN BLOCKCHAIN LIMITED

BGIN BLOCKCHAIN LIMITED (NASDAQ: BGIN) is a digital asset technology company with proprietary cryptocurrency-mining technologies that leverages its experience in designing ASIC chips and mining machines to penetrate new cryptocurrency opportunities and executing on long term strategic focus on self-mining. BGIN’s mission is to make crypto mining accessible to all by developing innovative products tailored to various market needs, from beginners to large-scale industrial miners. BGIN designs and manufactures mining machines under its ICERIVER brand, providing customers with operational flexibility through advanced mining infrastructure and hosting services.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about BGIN’s beliefs, plans, and expectations, are forward-looking statements. Although BGIN believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and BGIN cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results set forth in BGIN’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Additional factors are discussed in BGIN’s filings with the SEC, which are available for review at www.sec.gov. All information provided in this press release is as of the date of this press release, and BGIN does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

BGIN BLOCKCHAIN LIMITED

Investor Relations

ir@bgin.com

Robin Yang

BGIN.IR@icrinc.com

Media Relations

pr@bgin.com

Brad Burgess

BGIN.PR@icrinc.com

BGIN BLOCKCHAIN LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2025 AND DECEMBER 31, 2024
(US$, except share data, or otherwise noted)

	June 30, 2025	December 31, 2024
	US$	US$
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	23,906,114	114,804,348
Inventories	23,437,790	12,491,133
Prepaid expenses	30,049,159	9,188,914
Other receivable	4,538,348	8,945,986
Deferred issuance costs	1,517,669	795,797
Due from related parties	1,447,421	101,336
Intangible assets – cryptocurrencies	50,975,122	32,143,476
Rights to receive cryptocurrencies	—	16,193,593
Cryptocurrencies loan receivable	5,000,000	—
Cryptocurrencies held as collateral	6,557,368	—
Total current assets	147,428,991	194,664,583
Non-current assets
Deposits and other non-current assets	2,680,439	1,834,897
Right of use assets	326,549	431,707
Deferred income tax assets	2,112,353	2,112,353
Property and equipment, net	42,304,537	71,744,370
Total assets	194,852,869	270,787,910

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities
Accounts payable and accrued liabilities	5,372,174	7,190,436
Taxes payable	35,331,370	51,845,186
Contract liabilities	470,176	952,340
Due to related party	26,840	10,363
Operating lease liability	288,886	322,388
Other payables	168,552	281,898
Obligation to return collateral	6,557,368	—
Total current liabilities	48,215,366	60,602,611

Operating lease liability – non current	37,812	123,015
Total liabilities	48,253,178	60,725,626

Commitments and contingencies
Shareholders’ equity
Class A ordinary shares, $0.0000695652173913043 par value, 852,581,250 shares authorized, 85,581,566 and 85,258,128 issued and outstanding as of June 30, 2025 and December 31, 2024, respectively (1)	—	—
Class B ordinary shares, $0.0000695652173913043 par value, 225,543,750 shares authorized, 22,554,375 and 22,554,375 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively (1)	—	—
Additional paid-in capital	1,943,128	—
Retained earnings	144,537,194	209,954,196
Accumulated other comprehensive income	(244,059)	(244,059)
Total shareholders’ equity	146,236,263	209,710,137
Non-controlling interest	363,428	352,147
Total liabilities and shareholders’ equity	194,852,869	270,787,910

(1)	The number of ordinary shares has been retrospectively adjusted for the 1-for-10 share subdivision effected on February 3, 2025 (the “February 2025 Share Subdivision”), the increase of share capital effected on February 3, 2025 (the “Share Capital Increase”) and the issuance of the an aggregate of 19,770,000 Class A ordinary shares and 5,230,000 Class B ordinary shares on February 3, 2025 to existing shareholders of BGIN BLOCKCHAIN LIMITED on a pro rata basis (the “Share Issuance”), and the 1-for-1.4375 share subdivision effected on July 16, 2025 (the “July 2025 Share Subdivision”)

BGIN BLOCKCHAIN LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(US$, except share data, or otherwise noted)

	For The Six Months Ended June 30, 2025	For The Six Months Ended June 30, 2024
	US$	US$
	(Unaudited)	(Unaudited)
Revenues:
Mining revenue	30,797,322	11,649,316
Sales of machines	9,733,185	94,947,127
Hosting revenue	2,311,069	2,131,656
Mining pool revenue	4,822,098	35,755,832
Total Revenue	47,663,674	144,483,931
Costs of Revenues:
Costs of mining revenue	39,903,509	4,985,782
Costs of sales of mining machines	7,494,999	17,742,554
Costs of hosting revenue	1,799,401	1,569,095
Costs of mining pool revenue	4,774,340	35,406,898
Total costs of revenue	53,972,249	59,704,329
Gross profit (loss)	(6,308,575)	84,779,602

Operating costs and expenses:
Selling expenses	290,862	386,181
General and administrative	13,477,903	2,627,482
Research and development	7,496,308	5,585,754
Unrealized gain on futures contracts	—	(101,921)
Realized loss on futures contracts	560,492	732,177
Rewards earned from crypto short-term investments (right to receive cryptocurrencies)	(254,563)	(2,267,279)
Change in fair value of cryptocurrencies	14,374,757	1,102,968
Impairment of property and equipment	19,124,349	—
Total operating costs and expenses	55,070,108	8,065,362

Income (loss) from operations	(61,378,683)	76,714,240

Other (income) expenses:
Foreign exchange loss	172,275	356,260
Other income - interest income	(900,549)	(465,395)
Other (income) expense, net	(413,735)	88,833
Total other income	(1,142,009)	(20,302)

Income (loss) before provision for income taxes	(60,236,674)	76,734,542

Current income tax expenses	169,047	13,158,563
Income taxes expense	169,047	13,158,563

Net income (loss)	(60,405,721)	63,575,979
Net income attributable to non-controlling interest	11,281	177,852
Net income (loss) attributable to ordinary shareholders	(60,417,002)	63,398,127
Total	(60,405,721)	63,575,979

Foreign currency translation adjustment – gain (loss)	—	—
Comprehensive income (loss)	(60,405,721)	63,575,979
Comprehensive income attributable to non-controlling interest	11,281	177,852
Comprehensive income (loss) attributable to ordinary shareholders	(60,417,002)	63,398,127
Total	(60,405,721)	63,575,979

Basic & diluted net income (loss) per share	(0.56)	0.59

Weighted average number of ordinary shares-basic and diluted	108,059,102	107,812,503

BGIN BLOCKCHAIN LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	For The Six Months Ended June 30, 2025	For The Six Months Ended June 30, 2024
	US$	US$
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities:
Net income (loss)	(60,405,721)	63,575,979
Adjustments for items not affecting cash:
Depreciation	12,289,371	2,083,794
Inventories provision and write-off	5,410,874	—
Impairment of property and equipment	19,124,349	—
Change in fair value of cryptocurrencies	14,374,757	1,102,968
Cryptocurrencies mined	(35,815,800)	(47,405,148)
Net loss from disposal of fixed assets	104,438	—
Share-based payment	244,550	—
Employee compensation settled by cryptocurrencies	568,700	206,523
Expenses settled by cryptocurrencies	3,658,812	782,320
Cryptocurrencies paid to mining pool participants	4,608,876	35,406,898
Cryptocurrencies received from mining machines revenue	(9,203,336)	(88,839,341)
Cryptocurrencies received from hosting revenue	(2,153,822)	(1,869,200)
Unrealized gain from cryptocurrency futures contracts	—	(101,921)
Realized loss on futures contracts	560,492	732,177
Rewards earned from crypto short-term investments (right to receive cryptocurrencies)	(133,382)	(2,267,279)
Interest from crypto loan	(121,181)	—
Non-cash operating leases expense	(13,546)	(11,738)
Credit loss	5,395,306	—
Changes in operating assets and liabilities
Accounts receivable	—	2,807,030
Inventories	(16,357,530)	(20,393,918)
Prepaid expenses and other assets	(24,069,629)	(47,338,111)
Other receivable	1,292,578	(5,207,298)
Due from related party	(1,229,274)	—
Accounts payable and accrued liabilities	(1,818,263)	3,237,324
Contract liabilities	(27,746)	337,824
Taxes payable	(16,513,816)	13,092,592
Other payables	(113,347)	(659,940)
Net cash used in operating activities	(100,343,290)	(90,728,465)

Cash Flows from Investing Activities:
Purchase of property and equipment	(2,078,324)	(1,703,618)
Proceeds received from sale of cryptocurrencies	16,175,915	95,603,186
Net cash provided by investing activities	14,097,591	93,899,568

Cash Flows from Financing Activities:
Proceeds from (repayments) of related parties	117,814	(142,767)
Payments of issuance costs for IPO	(721,872)	(60,543)
Dividend paid	(4,051,000)	—
Capital contribution from shareholders	2,523	—
Net cash used in financing activities	(4,652,535)	(203,310)

Effect of foreign exchange rate changes	—	—
Net increase (decrease) in cash, cash equivalents	(90,898,234)	2,967,793
Cash and cash equivalents, beginning of period	114,804,348	46,696,859
Cash and cash equivalents, end of period	23,906,114	49,664,652

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Income taxes paid	(16,682,863)	(65,971)
Cryptocurrencies converted into Tether (USDT)	(9,881,814)	(9,181,396)
Cryptocurrencies invested in short-term investments	(29,192,850)	(107,615,447)
Cryptocurrencies paid to borrower	(5,000,000)	—
Redemption of cryptocurrency short-term investments	45,519,825	46,315,325
Cryptocurrencies deposited as margins for futures contracts	—	(2,299,682)
Cryptocurrencies received from related party	—	158,454
Cryptocurrencies used for payments of due to related party	(218,147)	—
Cryptocurrencies used for payments of dividends	(949,000)	(5,000,000)
Cryptocurrency due from third party	1,779,651	—
Right of use assets acquired in exchange for operating lease liabilities	68,056	362,168